UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 11, 2025, Global Blue Group Holding AG (the “Company”) provided to its shareholders an invitation to the Company’s Extraordinary General Meeting. The Extraordinary General Meeting is expected to take place on Monday, August 18, 2025 at 11:00 CEST at the Niederer Kraft Frey Ltd, Bahnhofstrasse 53, 8001 Zurich, Switzerland.

The invitation to the Extraordinary General Meeting, attached as Exhibit 99.1 to this Form 6-K, contains the agenda of items to be discussed.

INCORPORATION BY REFERENCE

This Report on Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Nos. 333-267850, 333-274233, 333-280087 and 333-282068) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL BLUE GROUP HOLDING AG

Date: July 11, 2025	By: /s/ Jeremy Henderson-Ross
Name: Jeremy Henderson-Ross
Title: Director

EXHIBIT INDEX

Exhibit number	Description
99.1	Invitation to the Extraordinary General Meeting
99.2	Extraordinary General Meeting Proxy Card
99.3	Press Release Relating to the Extraordinary General Meeting